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09057464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRI Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

SEC Mail Processing Section MAR 02 2009 Washington, DC 106

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Riverside Plaza, Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Izenman 312-646-7200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Izenman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRI Partners, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Members of
BRI Partners, LLC

We have audited the accompanying statement of financial condition of BRI Partners, LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRI Partners, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2009

BRI Partners, LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	738,044
Certificate of deposit		23,740
Receivables		
Private equity/revenue sharing fees		1,641,040
Affiliates		3,234
Members		2,275
Investment in limited liability company		13,985
Total assets	$	2,422,318
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	43,333
Accrued bonuses to Managers		840,750
Due to affiliates		35,189
Total liabilities		919,272
Members' equity		1,503,046
Total liabilities and members' equity	$	2,422,318

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: BRI Partners, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a commodity pool operator and a commodity trading advisor with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company earns incentive and management fees as managing member and advisor to an entity that has invested in hedge funds. The Company also earns revenue sharing fees from certain of these and other hedge funds. In addition, the Company earns private equity and management fees from an entity based on revenue generated by hedge funds managed by this entity.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Certificate of Deposit: The certificate of deposit is reflected at fair value.

Investment in Limited Liability Company: The Company's investment in limited liability company represents an investment as a managing member in an investment fund (Affiliate) that is carried at fair value, with unrealized gains and losses reflected in net income. The Affiliate's financial statements are not consolidated into the Company's financial statements pursuant to Emerging Issues Task Force 04-5, *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights*, as the Company, in accordance with generally accepted accounting principles, carries substantially all of its assets, including the investment in the Affiliate, at fair value with changes in value reported in net income.

Revenue Recognition: Private equity and revenue sharing fees are recognized when earned.

Income Taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions the FASB's Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*, for assets and liabilities measured and reported at fair value. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following summarizes the Company's assets and liabilities accounted for at fair value at December 31, 2008 using the fair value hierarchy of SFAS 157:

Description	Level 1	Level 2	Level 3	Total
Cash equivalent				
Money market funds	$ 676,901	$ -	$ -	$ 676,901
Certificate of deposit	-	23,740	-	23,740
Investment in limited liability company	-	-	13,985	13,985
Total assets at fair value	$ 676,901	$ 23,740	$ 13,985	$ 714,626

The Company's certificate of deposit provides for interest at 1.40 percent and matures on April 19, 2009.

Note 3. Members' Equity

The Company's operating agreement provides that certain members are managers (the Managers), responsible for the day to day operations of the Company. Managers may repurchase another Manager's interest upon that Manager's resignation or removal as a Manager.

The Company's operating agreement also provides that the Managers receive management fees plus certain benefits.

In addition, the Company's operating agreement provides that distributions of capital transactions proceeds will first be made to members in proportion to their unreturned capital contributions, and then any remainder in proportion to their percentage interests, as defined.

Note 4. Sale of Revenue Sharing Agreement

Effective March 30, 2008, the Company entered into an assignment and assumption agreement with a third party to transfer and assign all of its rights, title, interests and obligations under a revenue sharing agreement. The assignment and assumptions agreement provides certain indemnifications. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 5. Private Equity/Revenue Sharing Fees

The private equity/revenue sharing fees from one entity represent approximately 58 percent of total private equity/revenue sharing fees earned for the year ended December 31, 2008.

Note 6. Related-Party Transactions

Cash and cash equivalents at December 31, 2008 include $676,901 on deposit with a broker-dealer affiliated through common ownership with one of the Company's members.

The Company's investment in limited liability company represents an investment as a managing member in an investment fund. In addition, the Company shares a portion of it's revenue with this entity. At December 31, 2008, due from affiliates includes $3,234 due from this entity and due to affiliates includes $15,688 due to this entity.

An entity affiliated through common ownership provides administrative support, office space, technologies, and other resources to the Company. At December 31, 2008, the Company had a related liability of $19,501 included in due to affiliates.

Note 7. Commitments

The Company has agreed to pay an introductory fee through the year ended December 31, 2010, based on the operating results of the Company.

Note 8. Employee Benefit Plan

The Company provides a 401(k) plan to all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 9. Concentration of Credit Risk

The Company maintains deposits at a bank and a broker-dealer affiliated through common ownership with one of the Company's members in excess of federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $670,000 and $61,000, respectively. The net capital rule may effectively restrict distributions to the members.